U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.    Name and Address of Reporting Person:
       Leonard C. Smith, 2402 Wren Haven LN, Salt Lake City, UT 84121

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        8/01

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director     (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

Title: President

TABLE I -- Non-Derivative Securities Beneficially Owned


1. Title of Security    2. Trans-   3. Trans-   4. Securities Acquired (A)   5. Amount      6. Owner-   7. Nature
                           action      action      or Disposed of (D)           of             ship        of In-
                           Date        Code                                     Securities     Form        direct
                          (M/D/Y)                                               Beneficially   Direct      Benefic-
                                                                                Owned at       (D) or      ial
                                                                                End of         Indirect    Owner-
                                                   Amount  (A) or (D)  Price    Month          (I)         ship
--------------------- ------------    ---------   --------------------------  ------------   ------------   ------------
Common Stock           08/17/01         P            2,500       A      2.45        16,700          D
Common Stock           08/28/01         P            5,000       A      2.20        16,700          D



TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-  10. Own-   11. Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of    ership     ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-    Form       of In-
   Security     Price of   (M/D/Y)               Acquired      and Ex-      Under-        ative     ative     of De-     direct
                Deriv-                           (A) or Dis-   piration     lying         Secur-    Secur-    rivative   Benef-
                ative                            posed of (D)  Date         Securities    ity       ities     Security:  icial
                Security                                      (M/D/Y)                               Bene-     Direct (D) Own
                                                              ---------  --------------             ficially  or Indirect ership
                                                              Date    Expir-  Title  Amount         Owned     (I)
                                                              Exer-   ation          or Number      at End of
                                                              cisable Date           of shares      Month
-------------  --------------  -----------  --------  -----------------  --------------  ------------------  ------  ----------